Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

Medtronic is a global leader in medical technology, committed to innovation that drives clinical, economic, and societal value, creating meaningful solutions that advance the way the world treats chronic disease. Our breadth of offerings, combined with our years of experience, allowed us to improve the lives of more than 9 million people around the world in fiscal year 2013.

PRIMARY PRODUCTS

Include those for:

•	Heart and vascular disease

•	Neurological disorders and chronic pain

•	Spinal and orthopaedic conditions

•	Diabetes

•	Urologic and digestive disorders

•	Ear, nose, and throat disorders

•	Surgical navigation

•	Hemostatic sealing and dissection

CORE TECHNOLOGIES

More than 5,800 scientists and engineers worldwide are dedicated to researching, improving, and expanding these core technologies:

•	Targeted drug and biologics delivery

•	Electrical stimulation

•	Surgical navigation and imaging

•	Implantable mechanical devices

•	Powered and advanced energy instruments

•	Remote patient and device management

OUR MISSION

To contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of instruments or appliances that alleviate pain, restore health, and extend life.

COMPANY PROFILE

Medtronic was founded in 1949 as a medical equipment repair company by Earl Bakken and his brother-in-law, Palmer Hermundslie. Today, we’re the world’s largest independent medical technology company. We employ 46,000 people worldwide – serving physicians, clinicians, and patients in more than 140 countries.

LEADERSHIP

Omar Ishrak

Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(dollars in millions)

Year Ended	April 27, 2012	April 26, 2013
Net Sales	$16,184	$16,590
Net Earnings*	$3,666	$3,855
R&D Investment	$1,490	$1,557
Declared Cash Dividends per Share	0.97	1.04

*	Net earnings excluding restructuring charges, net, certain litigation charges, net, certain acquisition-related items, impact of authoritative convertible debt guidance on interest expense, net, and Physio-Control divestiture-related items.

MEDTRONIC, INC. is traded on the New York Stock Exchange under the symbol MDT.

Facility Locations

Medtronic operates in more than 140 countries worldwide with 280+ locations. We’ve listed our locations including centers for education, centers for research, development and innovation, manufacturing and distribution facilities, and main country offices.

ASIA PACIFIC

North Ryde, Australia

Osaka, Japan

Tokyo, Japan

Petaling Jaya, Malaysia

Onehunga, New Zealand

Singapore, Singapore

Seoul, South Korea

Bangkok, Thailand

CENTRAL AND EASTERN EUROPE

Zagreb, Croatia

Budapest, Hungary

Almaty , Kazakhstan

Astana, Kazakhstan

Bucharest, Romania

Moscow, Russia

Belgrade, Serbia

Bratislava, Slovakia

Kiev, Ukraine

GREATER CHINA

Beijing, China

Changzhou, China

Shanghai, China

LATIN AMERICA

Buenos Aires, Argentina

São Paulo, Brazil

Bogotá, Colombia

Mexico City, Mexico

Tijuana, Mexico

San Juan, Puerto Rico

MIDDLE EAST AND AFRICA

Beirut, Lebanon

Cape Town, South Africa

Johannesburg, South Africa

Istanbul, Turkey

SOUTH ASIA

Mumbai, India

Columbia Heights, MN

Brooklyn Center, MN

Brooklyn Park, MN

Fridley, MN

Mounds View, MN

Plymouth, MN

Woodbury, MN

Portsmouth, NH

Eatontown, NJ

Humacao, Puerto Rico

Juncos, Puerto Rico

Villalba, Puerto Rico

Memphis, TN

Fort Worth, TX

WESTERN EUROPE AND CANADA

Vienna, Austria

Brussels, Belgium

Brampton, Ontario, Canada

Mississauga, Ontario, Canada

Kirkland, Quebec, Canada

Pointe-Claire, Quebec, Canada

Prague, Czech Republic

Copenhagen, Denmark

Helsinki, Finland

Boulogne-Billancourt, France

Fourmies, France

Saint-Aubin-le-Monial, France

Deggendorf, Germany

Meerbusch, Germany

Athens, Greece

Dublin, Ireland

Galway, Ireland

Herzliya, Israel

Brescia, Italy

Milan, Italy

Heerlen, The Netherlands

Kerkrade, The Netherlands

Maastricht, The Netherlands

Oslo, Norway

Warsaw, Poland

Lisbon, Portugal

Madrid, Spain

Stockholm, Sweden

Frauenfeld, Switzerland

Münchenbuchsee, Switzerland

Neuchâtel, Switzerland

Tolochenaz, Switzerland

Watford, England

UNITED STATES OF AMERICA

Tempe, AZ

Goleta, CA

Mira Loma, CA

Northridge, CA

Palo Alto, CA

Santa Ana, CA

Santa Rosa, CA

Denver, CO

Louisville, CO

Parker, CO

Mystic, CT

Jacksonville, FL

Miami, FL

Warsaw, IN

Littleton, MA

Danvers, MA

Grand Rapids, MI

WORLD HEADQUARTERS Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432-5604 USA Telephone: 763.514.4000 Fax: 763.514.4879 www.medtronic.com

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.